SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO-C
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                       DONALDSON, LUFKIN & JENRETTE, INC.
                            (Name of Subject Company)

                            DIAMOND ACQUISITION CORP.
                               CREDIT SUISSE GROUP
                                    (Offerer)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))


                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)


                                    257661108
                      (CUSIP Number of Class of Securities)


     David P. Frick, Esq.                           Joseph T. McLaughlin, Esq.
      Credit Suisse Group                           Credit Suisse First Boston
   Paradeplatz 8, P.O. Box 1                            11 Madison Avenue
        CH-8070 Zurich                               New York, New York 10010
          Switzerland                                     (212) 325-2000
         41-1-212-1616

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                   Copies to:
                             David W. Heleniak, Esq.
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction Valuation                   Amount of Filing Fee
--------------------------------------------------------------------------------
          Not Applicable                         Not Applicable
--------------------------------------------------------------------------------

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________________     Filing Party: _________________
Form or Registration No.: ________________     Date Filed: ___________________


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|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
















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                                  EXHIBIT INDEX

Exhibit
  No.           Description
-------         -----------

99.1 Joint Press Release issued by Credit Suisse Group and Donaldson, Lufkin & Jenrette, Inc. (the "Company") on August 30, 2000.*

99.2 Letter to Shareholders of Credit Suisse Group, dated August 31, 2000, from Lukas Muhlemann, Chief Executive Officer and Chairman of the Board of Credit Suisse Group.

99.3            Presentation to analysts on August 31, 2000.

99.4 Factsheets describing Donaldson, Lufkin & Jenrette, Inc., Credit Suisse First Boston, Inc. and Credit Suisse Group.







-----------
* Incorporated by reference to the Schedule TO-C filed by Credit Suisse Group on August 30, 2000,

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